Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MSH Enterprises Corp
268 Unionville Indian Trail RD, Suite C
Indian Trail, NC 28079
https://meatsohorny.com/

Up to $1,234,998.28 in Class B Common Stock at $2.14
Minimum Target Amount: $9,998.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MSH Enterprises Corp
Address: 268 Unionville Indian Trail RD, Suite C, Indian Trail, NC 28079
State of Incorporation: DE
Date Incorporated: November 30, 2022

Terms:

Equity

Offering Minimum: $9,998.08 | 4,672 shares of Class B Common Stock
Offering Maximum: $1,234,998.28 | 577,102 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.14
Minimum Investment Amount (per investor): $100.58

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

<u>Friends and Family Early Birds</u>

<u>Invest $1,000 within the first 48 hours and receive:</u>

1. 1% bonus shares
2. 35% off store purchases for the first year
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn.
5. MSH OWNER HAT
6. Receive access to a private Facebook Group

<u>Super Early Bird Bonus</u>

<u>Invest $2,500 within the first week and receive:</u>

1. 1% bonus shares
2. 40% off store purchases for the first year
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn
5. 2 LBS of WAGYU BURGERS and MSH OWNER HAT
6. Receive access to a private Facebook Group

<u>Early Bird Bonus</u>

<u>Invest $5,000 within the first two weeks and receive:</u>

1. 2% bonus shares
2. 50% off store purchases for the first year
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn,
5. 2 WAGYU STEAKS and MSH OWNER HAT
6. Receive access to a private Facebook Group

<u>Amount-Based:</u>

<u>$100 | Pulled Pork</u>

1. Receive access to a private Facebook Group
2. 10% off store purchases for the first year

<u>$200 | Baby Back Ribs</u>

1. Receive access to a private Facebook Group
2. 15% off store purchases for the first year

<u>$300 | Spatcock Turkey</u>

1. Receive access to a private Facebook Group
2. 20% off store purchases for the first year
3. MSH OWNERS Hat

<u>$500 | Prime Rib</u>

1. Receive access to a private Facebook Group
2. 25% off store purchases for the first year
3. MSH OWNERS Hat
4. Autographs from Gary, Jacoby, and Quinn

<u>$1,000 | Wagyu Brisket</u>

1. Receive access to a private Facebook Group
2. 35% off store purchases for the first year
3. MSH OWNERS Hat and Pint Glass
4. Autographs from Gary, Jacoby, and Quinn

<u>$2,500 | MSH Weekend Warrior</u>

1. Receive access to a private Facebook Group
2. 40% off store purchases for the first year
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn
5. 2 LBS of WAGYU BURGERS and MSH OWNER HAT and Shirt

<u>$5,000 | MSH GRILL PRO</u>

1. Receive access to a private Facebook Group

2. 50% off store purchases for the first year
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn,
5. 2 WAGYU STEAKS and MSH OWNER HAT and Shirt

<u>$10,000 | MSH GRILL MASTER</u>

1. Receive access to a private Facebook Group
2. 50% off store purchases for 2 years
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn
5. Weber Grill Signed By Gary The BBQ Chef
6. 2 WAGYU STEAKS and MSH OWNER HAT and Shirt

<u>$15,000 | MSH PIT MASTER</u>

1. Receive access to a private Facebook Group
2. 50% off store purchases for 2 years
3. "You Salty Bundle?"
4. Autographs from Gary, Jacoby, and Quinn
5. Weber Grill Signed By Gary The BBQ Chef
6. 2 WAGYU STEAKS and MSH OWNER HAT and Shirt
7. 4 Tickets to private Wagyu BBQ Show hosted by Gary, Jacoby, and Quinn

<u>$20,000 | MSH GRILL HERO</u>

1. 3% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. "You Salty Bundle?"
5. Autographs from Gary, Jacoby, and Quinn
6. Weber Grill Signed By Gary The BBQ Chef
7. 4 WAGYU STEAKS and MSH OWNER HAT and Shirt
8. 4 Tickets to private Wagyu BBQ Show hosted by Gary, Jacoby, and Quinn

<u>$25,000 | MSH GRILL LEGEND</u>

1. 3% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. Entire Product Line
5. Autographs from Gary, Jacoby, and Quinn
6. Weber Grill Signed By Gary The BBQ Chef
7. 4 WAGYU STEAKS and MSH OWNER HAT and Shirt
8. 4 Tickets to private Wagyu BBQ Show hosted by Gary, Jacoby, and Quinn

<u>$50,000 | MSH GRILL DEMI-GOD</u>

1. 4% Bonus Shares

2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. Entire Product Line
5. Autographs from Gary, Jacoby, and Quinn
6. Weber Grill Signed By Gary The BBQ Chef
7. 4 WAGYU Tomahawk STEAKS, MSH OWNER HAT and Shirt
8. Private Wagyu Dinner at your home for 6 people cooked by Gary and attended by Jacoby and Quinn.
9. 1 Hour Stand up by Jacoby and Quinn

$100,000 | MSH GRILL GOD

1. 5% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. Entire Product Line
5. Autographs from Gary, Jacoby, and Quinn
6. Camp Chef Woodwin 36 Grill with sidekick Signed By Gary The BBQ Chef
7. 4 WAGYU Tomahawk STEAKS, MSH OWNER HAT and Shirt
8. Private Wagyu Dinner at your home for 20 people cooked by Gary
9. 1 Hour Stand up by Jacoby and Quinn

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MSH Enterprises will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.14 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $214. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MSH Enterprises “MeatSoHorny” or the “Company” is a C Corporation organized under the laws of the state of Delaware that is a BBQ Rub / Spice / Hot Sauce company. The Company’s business model consists of wholesale / ecommerce focused on the cooking market. Our BBQ Rub / Spice / Hot Sauce are sold across the World at stores or outlets like website / amazon / tradeshows/ wholesale as well as direct-to-consumer businesses online.

We are taking the BBQ world by storm! A lot of people think of it an absolutely brilliant play on words and the branding is incredible but are the products? Well I can tell you with confidence that when someone comes up to us and tries our products they say “Holy shit that's incredible”.

Our revenue is generated by selling wholesale, e-commerce, amazon, and bbq festival/tradeshows.

MSH Enterprises Corp. was initially organized as MeatSoHorny Enterprises LLC, a Florida Limited Liability Company in 2020. In 2022, the parent company MSH Enterprises Corp was formed in Delaware and all assets and liabilities of the LLC were transferred to the Corporation and the LLC became a wholly owned subsidiary.

At MeatSoHorny, we strive to bring fun back to eating by embracing humorous branding and bold, delicious flavors while grabbing the attention of our customers.

The $13 billion global barbecue seasoning market along with our deviously bold branding has drawn the attention of consumers globally resulting in a combined social media reach of over 7.5 million followers allowing MSH to grow by approximately 1,773% YoY in unit sales. Please note this includes MSH's social channels of approximately 4.5M followers and our influencer partners reach of 3M followers

Gary the BBQ Chef currently enjoys millions of viewers across social media platforms. He was featured on the first season of Gordon Ramsey’s new culinary gauntlet, Next Level Chef, airing on FOX Network. In addition along with Chef Gary owners Jacoby Ray and Chef Quinn Pratt are sharing the MeatSoHorny brand with millions of additional potential customers.

https://www.grandviewresearch.com/industry-analysis/bbq-seasoning-market-report

Competitors and Industry

The global BBQ seasoning market size was valued at USD 13.38 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 4.6% from 2022 to 2030. The growth is primarily driven by the rising demand for BBQ seasoning as a flavoring sauce, increasing usage of BBQ sauces and rubs in residential and food service, and growing product launches with ethnic tastes. Additionally, increasing interest in ethnic tastes and consumer inclination towards experimenting with new flavors has caused a proliferation of diverse product portfolios increasing the sales of barbecue sauces and seasonings.

https://www.grandviewresearch.com/industry-analysis/bbq-seasoning-market-report

Our branding and products. The people that surround our business are large influencers as well. We give all the big brands in the business a run for their money based on taste and branding.

Current Stage and Roadmap

Current Stage

We originally started with 3 rubs and over the past year have expanded our line tremendously because of our consumers wanting more.

Currently, we have 11 BBQ / Cooking Rubs released, 3 cold smoked salts, and 5 hot sauces that we distributed and all have become very popular.

We do what we do because we have fun doing it. We love creating new flavors for people to enjoy while cooking and laugh at products at the same time. The world has become too serious of an environment and we are trying to lighten the mood up through cooking. Experience is everything and people love to share the experience of great food.

Road Map

Our goals are to expand our market share across the board. We will be purchasing more inventory and funding new brand ideas.

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, research and development for our future products, etc.

The Team

Officers and Directors

Name: Robert Gilbert

Robert Gilbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Owner, Director
  Dates of Service: September, 2020 - Present
  Responsibilities: Day to day management of the company's operations and social media. Currently, Robert does not receive a salary for his role, however, he is the majority shareholder of the company. Robert currently does not have a specific plan or timeline for when he plans to take a salary from the company as it

depends on the company's performance.

Other business experience in the past three years:

- **Employer:** Supplier.io
  Title: Senior Director of Sales
  Dates of Service: January, 2022 - November, 2022
  Responsibilities: Manage day to day of sales department

Other business experience in the past three years:

- **Employer:** Doxim
  Title: VP of Sales
  Dates of Service: November, 2020 - May, 2021
  Responsibilities: Manage day to day of sales department.

Other business experience in the past three years:

- **Employer:** EverView
  Title: Senior National Director, Sales of SAAS Digital Solutions
  Dates of Service: April, 2016 - November, 2020
  Responsibilities: Manage day to day of sales department.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the class b common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the

other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any class b common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our additional rubs / sauces. Delays or cost overruns in the development of our additional rubs / sauces and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The class b common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

MSH Enterprises LLC was formed on 09/09/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MSH Enterprises LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Rubs/ hot sauces is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Sourcing Issues

MSH strives on sourcing the highest quality ingredients for our products from time to time these supply will be unavailable or not meet our rigorous due diligence which could lead to a temporary void of the particular product.

MSH Good and Wellfare

MSH prides itself on the highest quality work environment from time to time some employees could be out because of health, etc. This could cause a distribution to our normal work pattern.

Spices
Some time certain spices are brought out on a seasonal basis... there could be a challenge in our operations due to the seasonal rotation.

The Chief Executive Officer does not currently receive a salary for his role with the Company.
MSH Enterprises is an early stage company that just began generating revenue over the past two years. Accordingly, the CEO of MSH does not currently receive a salary for his work. However, the CEO is currently the majority shareholder of the company and thus invested in the success of the business. As of the launch of this offering, there is not currently a plan in place for when the CEO will being to take a salary for his role in the company as this depends on the general performance of the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Gilbert	6,370,000	Class A Common Stock	63.7%

The Company's Securities

The Company has authorized Class A Common Stock , and Class B Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 577,102 of Class B Common Stock .

Class A Common Stock

The amount of security authorized is 7,000,000 with a total of 7,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Certain Class A Stockholders are subject to a Stockholders Agreement. These individuals are subject to a series of material rights as a part of that agreement include preemptive right sand rights of first refusal. Only stockholders who have signed on this agreement via joinder are subject to these provisions.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

Stock Option Plan

The total amount outstanding does not include 1,000,000 shares that are reserved but unissued pursuant to the Company's Equity Incentive Plan.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,000,000
  Use of proceeds: Founder's shares, no money exchanged.
  Date: November 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $5,494 compared to $31,598 in fiscal year 2021.

Revenue has increased from 2020 to 2021 due to owner allocating additional time to the business, promoting the products on social media, establishing

relationships with wholesale vendors, and continuing to establish various sales channels.

Cost of sales

Cost of Sales for fiscal year 2020 was $21,862 compared to $78,006 in fiscal year 2021.

The Increase in cost of sales is due to spend on meat for filming video and photo content. This content creation was a key factor to establishing a following on social media and developing the brand.

Gross margins

Gross margins for fiscal year 2020 were $-16,368 compared to $-46,408 in fiscal year 2021.

The decrease in gross margin is due to additional spend on meat for content creation. After having positive results from content creation, it was important to maintain a presence on social media as it was a significant driver of sales.

Expenses

Expenses for fiscal year 2020 were $23,362 compared to $88,155 in fiscal year 2021.

The increase in expenses is due to further establishing the brand MeatSoHorny through advertising, establishing an office, traveling for local and non-local trade shows/conventions.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our demand and following. Past cash was primarily generated through sales and equity investments by our owner. Our goal is to keep growing at the rate we have over the past year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company to date has been funded 100% by the founder and CEO Robert Gilbert. As of January 26, 2023, $9,422.02 cash is currently on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. However, we will continue our growth based on our own revenue simply at a slower pace if we do not meet our fundraising goals.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years due to our current revenue generation. This is based on a current monthly burn rate of $30,000 for expenses related to inventory, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years without additional funding and/or if we follow our current growth path. This is based on a current monthly burn rate of $30,000 for expenses related to inventory/marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

Related Party Transactions

- **Name of Entity:** MeatSoHorny Enterprises LLC
  Names of 20% owners: Robert Gilbert
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Asset Contribution Agreement
  Material Terms: On December 8th, 2022, the Company entered into an Asset Contribution Agreement with its predecessor entity MeatSoHorny Enterprises LLC in which the Company acquired the assets, including various intellectual properties, and liabilities of its predecessor in exchange for 6,930,000 shares of the Company's Class A Common Stock.

Valuation

Pre-Money Valuation: $14,980,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors: an industry multiple, the value of the Company's IP and IT associated with its products, prior revenue, and its social media presence.

MSH currently holds and owns all IP and IT associated with all verticals in our company. This includes multiple trademarks for various brand names of MSH products. In 2020 and 2021, the company generated $37,092 in revenue. Based on our initial financial data for 2022, the company has generated approximately $248,700 in revenue which is a 6.7x increase from the combined two prior years. (*Please note our 2022 financials have not yet been reviewed by a CPA, are unaudited, and may change.)* In addition, we have a combined social following of over 7M followers based on MSH's social channels with 4.3M and our influencer partners with over 3M. We value these followers highly due to their ability to share our content, purchase our products, and translate into customers. We have seen this evidenced by our growth in 2022.

Comparing MSH to our three strongest competitors, Kosmos Q, Dan-O's, and Meat Church all lag in the quality of products, social media followers, and sales growth in the 2022 calendar. Re-iterating from previous paragraphs the value of MSH consists of complete ownership of IT & IP, using the highest quality ingredients, and three owners who have over 7.535 million social media followers. The team being assembled to manage and be part of the board of directors has combined experience in prior business knowledge in the food and beverage industry. It is through their expertise that will help MSH not only maintain its current valuation but will allow it to continue to grow.

Since launching the retailing division in the summer of 2022 we have built several long-term relationships with retail outlets including Ace Hardware and the current number being over 12 retail outlets. Without aggressive expansion to this segment of the market, we have expectations to be over 50 in the not-too-distant future. We also have enjoyed continued growth in the Amazon marketplace month over month.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has **not** been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all stock is converted to common stock, and (ii) any shares reserved for issuance under a stock plan **have not been** issued. The company did not factor the reserved 1,000,000 shares of Class B Common Stock into their valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,998.28, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Marketing*
  20.0%
  They will be used to hire industry experts who will help grow the business.

- *Inventory*
  25.5%
  We will be purchasing multiple sets of inventory to maintain the needs of the business.

- *Company Employment*
  20.0%
  MSH intends on using this capital to hire strategic employees to facilitate our growth needs.

- *Working Capital*
  29.0%
  MSH intends to frugally deploy this 29% to meet the needs of our vendors and our growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://meatsohorny.com/ (https://meatsohorny.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/meatsohorny

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MSH Enterprises Corp

[See attached]

MeatSoHorny Enterprises LLC. (the "Company") a Florida LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MeatSoHorny Enterprises LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter

The Company has a successor entity, as defined by Rule 405 of the Securities Act of 1933, named MSH Enterprises Corp. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 28, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,015	1,629
Total Current Assets	8,015	1,629
TOTAL ASSETS	8,015	1,629
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	7,185	18,781
Total Current Liabilities	7,185	18,781
TOTAL LIABILITIES	7,185	18,781
EQUITY		
Member's Capital	830	(17,152)
Total Equity	830	(17,152)
TOTAL LIABILITIES AND EQUITY	8,015	1,629

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	31,598	5,494
Cost of Revenue	78,006	21,862
Gross Profit	(46,408)	(16,368)
Operating Expenses		
Advertising and Marketing	20,111	16,498
General and Administrative	21,637	6,864
Total Operating Expenses	41,748	23,362
Operating Income (loss)	(88,155)	(39,730)
Other Income - Cashback Rewards	1,479	-
Total Other Income	1,479	-
Net Income (loss)	(88,155)	(39,730)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(88,155)	(39,730)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(11,597)	18,781
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(11,597)	18,781
Net Cash provided by (used in) Operating Activities	(99,752)	(20,949)
FINANCING ACTIVITIES		
Member Contributions	111,732	22,577
Member Distributions	(5,595)	-
Net Cash provided by (used in) Financing Activities	106,137	22,577
Cash at the beginning of period	1,629	-
Net Cash increase (decrease) for period	6,385	1,627
Cash at end of period	8,014	1,629

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	-
Capital Contributions	22,579
Capital Distributions	-
Net Income (Loss)	(39,730)
Ending Balance 12/31/2020	(17,152)
Capital Contributions	111,732
Capital Distributions	(5,595)
Net Income (Loss)	(88,155)
Other	-
Ending Balance 12/31/2021	830

MeatSoHorny Enterprises LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Company was formed in Florida on September 9th, 2020 as a limited liability company. The Company has since contributed all of its assets to a successor corporation MSH Enterprises Corp, a Delaware corporation formed November 30th, 2022 (see Note 8). The Company sells BBQ Rub and spices on Amazon / tradeshows / our website and social media company. The Company is headquartered in Miami, Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations. Subsequent to the date of these financials, the Company will be taxed at the corporate level as a C corp.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 8th, 2022, the Company entered into an Asset Contribution Agreement with its successor entity MSH Enterprises Corp in which the Company transferred its assets, including various intellectual properties, and liabilities to its successor in exchange for 6,930,000 shares of the successor's Class A Common Stock.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of the date of these financials.

NOTE 6 – EQUITY

The Company is a single member LLC with a single class of interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 28, 2022, the date these financial statements were available to be issued. See Note 8.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity will cease substantially all operations. As discussed in Note 1, a successor entity, agreed to assume the assets of the Company to continue principal operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

MSH Enterprises Corp (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – November 30th, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MSH Enterprises Corp.

We have reviewed the accompanying statement of financial position as of November 30th, 2022, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter

The Company has a predecessor entity, as defined by Rule 405 of the Securities Act of 1933, named MeatSoHorny Enterprises LLC. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 28, 2022

Vincenzo Mongio

Statement of Financial Position

	As of November 30th, 2022 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

MSH Enterprises Corp
Notes to the Unaudited Statement of Financial Position
November 30th, 2022 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Company was formed in Delaware on November 30th, 2022. The Company has since acquired assets from a predecessor LLC MeatSoHorny Enterprises LLC, a Florida LLC formed on September 9th, 2020 (see Note 7). The Company sells BBQ Rub and spices on Amazon, at tradeshows, as well as on its website and social media. The Company is headquartered in Miami, Florida.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See "Note 7 – Subsequent Events".

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized two classes of stock, consisting of 7,000,000 shares of Class A common stock, with voting rights, $0.00001 par value, and 3,000,000 shares of Class B common stock, non-voting, $0.00001 par value. 6,930,000 Class A common stock and 0 Class B common stock were issued and outstanding as of November 30th, 2022.

Voting: Class A common stockholders are entitled to one vote per share of Class A common stock. Class B shareholders are not entitled to vote.

Dividend: The holders of Class A and Class B common stock are entitled to receive dividends in pari-passu when and if declared by the Board of Directors. As of December November 30th, 2022, no dividends have been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30th, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 28, 2022, the date these financial statements were available to be issued.

On December 8th, 2022, the Company entered into an Asset Contribution Agreement with its predecessor entity MeatSoHorny Enterprises LLC in which the Company acquired the assets, including various intellectual properties, and liabilities of its predecessor in exchange for 6,930,000 shares of the Company's Class A Common Stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MeatSoHorny by MSH Enterprises is not live or open to the public at this moment.

INVEST IN MEATSOHORNY BY MSH ENTERPRISES TODAY!

Rub Your Meat And Squirt®

We are a disruptive BBQ rub, spice, and hot sauce company bringing edgy, delicious flavors back to the kitchen for Grilling Rock Stars, Cooks and friends to enjoy through sales on our ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HOT
Squirt
SAUCE

$0.00 Raised

REASONS TO INVEST

- At MeatSoHorny, we strive to bring fun back to eating by embracing humorous branding and bold, delicious flavors while grabbing the attention of our customers.

- The $13 billion global barbecue seasoning market along with our deviously bold branding has drawn the attention of consumers globally resulting in a combined social media reach of over 7.5 million followers (including 4.3M of MSH's social accounts and over 3M of our influencer partners) allowing MSH to grow by approximately 1,773% YoY in unit sales.

- Gary the BBQ Chef currently enjoys millions of viewers across social media platforms. He was featured on the first season of Gordon Ramsey's new culinary gauntlet, Next Level Chef, airing on FOX Network. In addition along with Chef Gary owners Jacoby Ray and Chef Quinn Pratt are sharing the MeatSoHorny brand with millions of additional potential customers.

*Information from Grand View Research (Source)

Invest Now
$2.14 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$100.58	$14.98M

THE PITCH

MeatSoHorny by MSH Enterprises Corp. is a delicious line of BBQ and cooking rubs, sauces, and salts injecting the $13 billion global barbecue seasoning market with bold, sexy flavors and a devious sense of humor. With smoking hot products including 11 rubs, 5 hot sauces, and 3 smoked salts, we help our customers bring the spice back into the kitchen. We have achieved growth of approximately 1,773% YoY in unit sales and have built a combined community of 7.5 million social media followers which includes MSH's social channels of approximately 4.3M followers and our influencer partners reach of over 3M followers.

OVERVIEW

Putting the Heat Back in Barbeque


2 SMOKING HOT BRANDS
THAT ARE DISRUPTING THE RUB AND HOT SAUCE MARKETPLACE

At MeatSoHorny, we are taking the barbecue world by storm with instantly memorable flavors and branding that cracks a smile on our customers' faces. From brisket to wagyu steak and from soups to beef Wellington, our rubs and salts have our customers drooling for more. Meanwhile, our **Worth a Squirt** hot sauces use only the finest quality Scotch Bonnet peppers farmed and imported directly from the Caribbean to create carefully seasoned, boldly flavorful sauces. Join us as we disrupt the fast-growing rubs and hot sauces market.

THE PROBLEM & OUR SOLUTION

Bold, Delicious Flavors and a Spicy Sense of Humor


FROM RUBS, SALTS TO HOT SAUCE OUR PRODUCTS WILL
BLOW CUSTOMERS' MINDS AND MOUTHS
WITH OUR DISRUPTIVE, MOUTH WATERING FLAVORS AND HEAT

With the hot sauce and rub market being so saturated with most brands doing the same exact thing and failing to stand out. We embraced the strategy that cooking and eating are fun. We paired our bold, innovative flavors with outrageous, humorous branding resulting in a unique and different line of products. The numbers are proof of how MSH is being noticed.

ALL NATURAL

Our spices are made with absolutely no artificial ingredients

GLUTEN FREE

Most of our spices do not include any ounce of gluten!

NO MSG

All of our spices do not contain any MSG!

As soon as our original three rubs hit the tongues of our customers, they are reminded that eating is fun, delicious, and sexy. To satisfy demand, we added 11 BBQ and Cooking Rubs, three cold smoked salts, and five hot sauces all in the past year. From wholesale distribution to online sales and trade shows, we are constantly finding creative new ways to get our products in people's hands.


AWARD WINNING
HOT SAUCE AND POPULAR RUBS AND SALTS
the TRUFFLE HUNTER'S SPG
SALT | PEPPER | GARLIC
HOT worth a Squirt SAUCE
Garlic
SAUCE PIQUANTE À L'AIL
VAMPIRE HUNTER

THE MARKET & OUR TRACTION

A Standout Brand in a Popular, Growing Segment

The global BBQ seasoning market size was valued at USD 13.38 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 4.6% from 2022 to 2030 (Source). This growth is driven mainly by increasing demand for BBQ seasoning as a flavoring sauce, the popularization of BBQ flavors across residential and food service spaces, and growing demand for products with ethnic tastes.


HEX
7.5M+
SOCIAL MEDIA FOLLOWERS
1,773%
YOY GROWTH IN UNIT SALES

We have achieved growth of approximately 1,773% YoY in unit sales to date! Our founder Gary the BBQ Chef is a HUGE influence for the business, featured on the first season of Gordon Ramsay's newest Culinary gauntlet, Next Level Chef, airing on FOX Network. We also recently brought on two new partner influencers to the business, famous comedian Jacoby Ray and Chef Quinn Pratt. Combined, we have a social media reach of 7.5M social media followers. This includes MSH's social channels of approximately 4.3M followers and our influencer partners reach of over 3M followers.


KRISTEN GUTOWSKI
I ABSOLUTELY LOVE THIS. IT'S A GAME CHANGER...YOU TAKE YOUR STEAK FROM GOOD TO HIGH END STEAK HOUSE IN JUST A FEW SHAKES.
RUB
PECKER'S
PECAN

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

Why Invest

Bringing the Sizzle and Heat Back to Grilling and Cooking


JOIN US
AS WE DISRUPT THE HOT SAUCE AND RUB MARKET
MeatSoHorny
RUB
PECKER'S
PECAN
BOURBON

MeatSoHorny is proof that explosive branding and mindblowing flavors pay off BIG. With an approximate 1,773% YoY growth in unit sales to date and millions of social media followers, we are ready to take our rubs and sauces to the next level. By purchasing more inventory and funding bold new brand ideas, we plan to bring real heat to customers across the market.

Join us as we disrupt the hot sauce and rub market by firing up taste buds everywhere.

ABOUT

HEADQUARTERS

268 Unionville Indian Trail RD, Suite C
Indian Trail, NC 28079

VALUATION

$14.98M

We are a disruptive BBQ rub, spice, and hot sauce company bringing edgy, delicious flavors back to the kitchen for Grilling Rock Stars, Cooks and friends to enjoy through sales on our website, in retail stores, and on Amazon.

TEAM



Robert Gilbert
Founder/CEO, Director

Robert Gilbert is the founder and Chief Executive Officer at MSH Enterprises. Robert's strong knowledge of the food and beverage industry coupled with his expertees in computers and retail has allowed him to help global companies boost bottom-line growth.

These strategies have afforded consumers to enjoy the world of cooking while enhancing their eating experience.

MSH Enterprises was started as a passion project that brought people together through the concept that food can be fun whether you're cooking or eating.

Prior to creating MSH, Robert was part of the business development team and national sales director for several technology companies all which enjoyed revenues in excess of over 20 million dollars. His contributions played a key role in developing and managing the expansion of global markets.

Robert prides himself on his drive and leadership qualities and his ability to focus on the challenges that companies are faced with in any economic environment.

Robert is married to Elise, father of Addison and Zoe. He cherishes his time with his family and loves to eat and cook.

Robert does not currently take a salary for his role as CEO of the company however is the majority shareholder.



Gary the BBQ Chef
Founder/Product Director/Owner (Consultant)

From a young age, Gary was always fascinated with cooking and fire. Starting off with easy things like scrambled eggs as a kid, he was then introduced to the grill and he took it and ran. In 2018 Gary bought his first smoker and smoked so many food items the first year that he destroyed it! On December 19, 2020 he posted his very first viral video on Tik Tok and his career in bbq took off, filming and cooking constantly with his loud and wild style of humor! In 2021 he caught the attention of Studio Ramsay and competed in Gordon Ramsay's culinary gauntlet, Next Level Chef on FOX. Gary also owns his own Apparel, dry rub, smoked salt and hot sauce lines. Now with millions of followers across the world on Tik Tok, Instagram, Facebook, youtube, twitch and Twitter, Gary is building his own empire one post at a time!


CUDO

Steve Culley
Creative Director/Owner (Consultant)

Hustling for bread since 1996, Steve Culley is a true entrepreneur along with being one visionary Creative Director.

Founder of Worth A Squirt Hot Sauce and CUDO, a branding agency since 1998, Steve's graphic design, creative direction and marketing communications experience, are recognized for his dependable and detail oriented professionalism with decades of experience in problem solving, working with a broad range of brands.

From branding to integrated advertising campaigns for print and social media, he understands the need to communicate the right messages in the right way, creating an invaluable contribution to any brands marketing objectives. Steve's skill-sets crosses many disciplines. Being an interdisciplinary creative, he knows no boundaries. From branding and design to advertising and digital marketing.

Steve is committed to producing effective, memorable communication solutions that deliver results.



Jacoby Ray
Comedian/Content Director/Owner (Consultant)

From an early age, comedian Jacoby Ray has been making people laugh. He is the ultimate "Class Clown". Wherever there is a group of people, Jacoby is in the middle telling jokes. Jacoby first hit the stage in 1996 at the Funnybone in Indianapolis, Indiana. He entered the Jumbo's Comedy Competition, where he placed first against a field of forty-seven other competitors, standing out as the only white performer on the stage. Having early success with diverse audiences, Jacoby was able to use his down-to-earth, real-life humor to begin travelling around the country as a full-time comedian. After 25-years, he is now headlining major comedy clubs all over the nation.

With everything he touches turning to viral gold, Facebook, Instagram, and Snapchat have recently monetized him and his videos are now everywhere! Collectively, he is nearing two million followers! He is sure to make you laugh with his crazy and outrageous style which is fun for everyone!



Quinn Pratt
Chef/Content Creator/Owner (Consultant)

Quinn grew up in a small town with a disability but that never let anything stop him. Despite his disability, he achieved all of his goals by making people smile through comedy and cooking.

People saw these as traits that wouldn't get him too far in life. Despite the physical setbacks, Quinn was able to build his social media network and started posting a variety of different content. What people love most was his goofy nature and sense of humor. Over the past 2 years, he has amassed over 3.1 million followers over all social media platforms and created a unique brand exceeding over 500K in sales.

Quinn has won awards for his cooking and continues to spread awareness and mentor about his disabilities. What he enjoys the most is being on stage and making people laugh. Over the years, using his humor and cooking, he has created his own unique brand that draws people in from all over the world.

The same kids that picked on him in school, now ask him to follow them back.



Alex Trim
Culinary Director (Consultant)

Born in London, Chef Alex grew up fully immersed in the restaurant and hospitality industry from a young age. He moved to the United States at 14, and soon after started his own culinary journey. Working from chain restaurants, to being a chef in Michelin starred kitchens, to most recently working as a full time private chef for high net worth individuals, his passion is food.

Chef Alex worked in multiple award winning restaurants throughout Florida, moving to Chicago in 2014 to pursue work within Michelin Starred restaurants. He began working at Alinea, the only 3 Michelin starred restaurant in Chicago, and was promoted to Chef de Partie within a matter of weeks. After Alinea, he moved onto a sous chef role at 2 Michelin Star Tru. Now closed, Tru was one of Chicago's longest running Michelin starred restaurants. Upon Tru's closure Chef Alex stayed within the Lettuce Entertain You Enterprises umbrella and assisted opening multiple restaurants, along with assisting in the menu development and logistics of kitchen operations. Eventually becoming the Executive chef of Bar Ramone a tapas & wine bar at the age of 25.

Chef Alex joined the MSH team and brings vast culinary knowledge, and a passion for creating and sharing good food.



Sean Anderson
Head of Operations (Consultant)

Sean Anderson is an established ecommerce leader with over 10 yrs developing brands online. An ex-Amazon Business Development leader, he personally launched and managed over 700 brands through both Marketplace and Retail sales channels, delivering hundreds of millions in annual sales to Amazon customers. As a leader, he recruited Strategic Brand Owners where he and his team helped dozens of startups each year reach their first $1 to $10M in online sales through Amazon. Since leaving Amazon, he has supported operations and channel sales development for several brands that have reached Merger / Acquisition by Amazon Aggregators and P/E.

TERMS

MeatSoHorny by MSH Enterprises

Overview

PRICE PER SHARE
$2.14

VALUATION
$14.98M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.58

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.28

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
4,672

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
577,102

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**MSH Enterprises Corp**
Corporate Address :	**268 Unionville Indian Trail RD, Suite C, Indian Trail, NC 28079**
Offering Minimum :	**$9,998.08**
Offering Maximum :	**$1,234,998.28**
Minimum Investment Amount (per investor) :	**$100.58**

Terms

Offering Type :	**Equity**
Security Name :	**Class B Common Stock**
Minimum Number of Shares Offered :	**4,672**
Maximum Number of Shares Offered :	**577,102**
Price per Share :	**$2.14**

Pre-Money Valuation : $14,980,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $1,000 within the first 48 hours and receive:

1. 1% bonus shares
2. 35% off store purchases for the first year
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn.
5. MSH OWNER HAT
6. Receive access to a private Facebook Group

Super Early Bird Bonus

Invest $2,500 within the first week and receive:

1. 1% bonus shares
2. 40% off store purchases for the first year
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn
5. 2 LBS of WAGYU BURGERS and MSH OWNER HAT
6. Receive access to a private Facebook Group

Early Bird Bonus

Invest $5,000 within the first two weeks and receive:

1. 2% bonus shares
2. 50% off store purchases for the first year
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn,
5. 2 WAGYU STEAKS and MSH OWNER HAT
6. Receive access to a private Facebook Group

Amount-Based:

$100 | Pulled Pork

1. Receive access to a private Facebook Group
2. 10% off store purchases for the first year

$200 | Baby Back Ribs

1. Receive access to a private Facebook Group
2. 15% off store purchases for the first year

$300 | Spatcock Turkey

1. Receive access to a private Facebook Group
2. 20% off store purchases for the first year
3. MSH OWNERS Hat

$500 | Prime Rib

1. Receive access to a private Facebook Group
2. 25% off store purchases for the first year
3. MSH OWNERS Hat
4. Autographs from Gary, Jacoby, and Quinn

$1,000 | Wagyu Brisket

1. Receive access to a private Facebook Group
2. 35% off store purchases for the first year
3. MSH OWNERS Hat and Pint Glass
4. Autographs from Gary, Jacoby, and Quinn

$2,500 | MSH Weekend Warrior

1. Receive access to a private Facebook Group
2. 40% off store purchases for the first year
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn
5. 2 LBS of WAGYU BURGERS and MSH OWNER HAT and Shirt

$5,000 | MSH GRILL PRO

1. Receive access to a private Facebook Group
2. 50% off store purchases for the first year
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn,
5. 2 WAGYU STEAKS and MSH OWNER HAT and Shirt

$10,000 | MSH GRILL MASTER

1. Receive access to a private Facebook Group
2. 50% off store purchases for 2 years
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn
5. Weber Grill Signed By Gary The BBQ Chef
6. 2 WAGYU STEAKS and MSH OWNER HAT and Shirt

$15,000 | MSH PIT MASTER

1. Receive access to a private Facebook Group
2. 50% off store purchases for 2 years
3. “You Salty Bundle?”
4. Autographs from Gary, Jacoby, and Quinn
5. Weber Grill Signed By Gary The BBQ Chef
6. 2 WAGYU STEAKS and MSH OWNER HAT and Shirt
7. 4 Tickets to private Wagyu BBQ Show hosted by Gary, Jacoby, and Quinn

$20,000 | MSH GRILL HERO

1. 3% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. “You Salty Bundle?”
5. Autographs from Gary, Jacoby, and Quinn
6. Weber Grill Signed By Gary The BBQ Chef
7. 4 WAGYU STEAKS and MSH OWNER HAT and Shirt
8. 4 Tickets to private Wagyu BBQ Show hosted by Gary, Jacoby, and Quinn

$25,000 | MSH GRILL LEGEND

1. 3% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. Entire Product Line
5. Autographs from Gary, Jacoby, and Quinn
6. Weber Grill Signed By Gary The BBQ Chef
7. 4 WAGYU STEAKS and MSH OWNER HAT and Shirt
8. 4 Tickets to private Wagyu BBQ Show hosted by Gary, Jacoby, and Quinn

$50,000 | MSH GRILL DEMI-GOD

1. 4% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. Entire Product Line
5. Autographs from Gary, Jacoby, and Quinn
6. Weber Grill Signed By Gary The BBQ Chef
7. 4 WAGYU Tomahawk STEAKS, MSH OWNER HAT and Shirt
8. Private Wagyu Dinner at your home for 6 people cooked by Gary and attended by Jacoby and Quinn.
9. 1 Hour Stand up by Jacoby and Quinn

$100,000 | MSH GRILL GOD

1. 5% Bonus Shares
2. Receive access to a private Facebook Group
3. 50% off store purchases for 2 years
4. Entire Product Line
5. Autographs from Gary, Jacoby, and Quinn
6. Camp Chef Woodwin 36 Grill with sidekick Signed By Gary The BBQ Chef
7. 4 WAGYU Tomahawk STEAKS, MSH OWNER HAT and Shirt
8. Private Wagyu Dinner at your home for 20 people cooked by Gary
9. 1 Hour Stand up by Jacoby and Quinn

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MSH Enterprises will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.14 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $214. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Hi I'm Gary The BBQ Chef

Hi I'm Jacoby Ray

And I am CEO Robert Gilbert

AND THIS IS MEATSOHORNY (MSH)

From the moment the MSH rubs hit the tongues of our customers, it brings an intoxicating feeling that is fun, delicious and AWARD WINNING. The MSH family has grown to over 4.3 million followers across all social media platforms, which has resulted in a growth of approximately 1773% YOY in unit sales. I would be honored for you to join the MSH family.

We have been disrupting the culinary world 1 recipe video at a time. Founded in early 2020 in the heart of the pandemic our passion became a reality when MSH went viral across multiple social media platforms. At MSH, people are reminded that eating is fun, sexy and sensual. When embracing humorous branding using the highest quality ingredients along with bold, delicious flavors you will see why millions of customers have joined our family.

From the original 3 dry rubs, in the last 12 months MSH has increased its line of products adding 8 dry Rubs, 5 Hot sauces, and 3 cold smoked salts. From wholesale distribution to online sales and trade shows, we are constantly finding creative new ways to deliver a socially conscious high quality satisfying additions to compliment any meal.

All of MSH rubs are ALL NATURAL, and many are gluten free / vegan friendly and all are free of MSG.

The global BBQ seasoning market in 2021 was valued at 13.38 billion USD and is expected to expand at a compound annual growth rate (CAGR) of 4.6% from 2022 to 2030. This growth is driven by increasing by continually putting our customers goals as our number one priority and this is accomplished by meeting demand with the highest quality ingredient along with fun sensual and seductive flavors.

In 2021 we expanded our reach by offering our line of products on Amazon. WE are proud to report that we have achieved 325 5 STAR REVIEWS in the first 10 months. Another reason why MSH is so excited to offer this brand through start engine. (Show screen shots of amazon reviews)

MSH is proof that through hard work coupled with fun branding and unique ingredients, it is a recipe for success that the marketplace is rewarding MSH with, and has been able to capture a market share of consumers who demand a better quality, a fun way to cook. With a approximately 1773% YOY in unit sales increase in sales this year we encourage you to join our family and join us for a different and wild flavor journey

As we disrupt the rub and hot sauce market by enhancing the consumers taste buds around the world, we invite you to invest and enjoy the ride as a member of the MSH

30 Second Ad

Hi I'm Gary The BBQ Chef

Hi I'm Jacoby Ray

And I am CEO Robert Gilbert

AND THIS IS MEATSOHORNY (MSH)

All of MSH rubs are ALL NATURAL, and many are gluten free / vegan friendly and all are free of MSG

With an approximately 1773% YOY increase in unit sales, we encourage you to join our family and join us for a different and wild flavor journey.

Invest in MeatSoHorny on StartEngine!

15 Second Ad

Invest in MeatSoHorny on StartEngine!

We have been disrupting the culinary world 1 recipe video at a time.

With an approximately 1773% YOY increase in unit sales, we encourage you to join our family and join us for a different and wild flavor journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MSH ENTERPRISES CORP.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF NOVEMBER, A.D. 2022, AT 4:05 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7162150 8100
SR# 20224138770

Authentication: 204974153
Date: 12-01-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:05 PM 11/30/2022
FILED 04:05 PM 11/30/2022
SR 20224138770 - File Number 7162150

CERTIFICATE OF INCORPORATION OF MSH ENTERPRISES CORP.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

1. The name of the corporation is MSH Enterprises Corp. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 3411 Silverside Road Tatnall Building #104 Wilmington, DE 19810 in the county of New Castle. The name of the registered agent of the Corporation at such address is Corporate Creations Network Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The Corporation is authorized to issue Class A Common Stock and Class B Common Stock.

The total number of shares this Corporation shall have authority to issue is 10,000,000. 7,000,000 shares shall be designated Class A Common Stock and shall have a par value of $0.00001 per share. 3,000,000 shares shall be designated Class B Common Stock and shall have a par value of $0.00001 per share.

The Class A Common Stock shall be voting stock. The holders of the Class A Common Stock (the "Class A Stockholders") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "Class B Stockholders") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.

5. The name and mailing address of the incorporator(s) of the Corporation are:

Name	**Mailing Address**
Robert Gilbert	861 NE 191st Street Miami, FL 33179

6. Unless and except to the extent that the by-laws of the Corporation (the "**By-Laws**") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for

any breach of fiduciary duty as a director or officer. No amendment to, modification of, or repeal of this Paragraph 7 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") or the By-Laws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

[SIGNATURE PAGE FOLLOWS]

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this November 30, 2022.

Incorporator

/s/ Robert Gilbert

Name: Robert Gilbert

Exhibit G - Testing the Waters Materials

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garythebbqchef2 and
meatsohorny
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garythebbqchef2 GET READY TO BE A BUSINESS OWNER!! JOIN THE SIUYFA ARMY NOW!!
@meatsohorny @jacobyray__official @getfuckedkaren
.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST

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Coi Leray • Players (DJ Saige Remix)


CROWDFUNDING
COUNTDOWN HAS
BEGUN!

meatsohorny Within the next WEEK we will be launching our crowdfunding campaign where you will be able to invest in MeatSoHorny! Get ready.... HERE WE COME!

#crowdfunding #meatsohorny #mshnation #bbq #cooking #seasoning #steak #viral

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL

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I am **PLEASED** to **ANNOUNCE** I am an OWNER of MeatSoHorny! The Get F'D Karen Family will soon be able to **INVEST** in the next week...

We are excited to have you on this journey with us as we grow our business with the most involved members of our community! Stay tuned!



GET KAREN
SOMETHING
BIG
IS COMING
MeatSoHorny
Crowdfunding

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO